UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC FOURTH QUARTER 2014 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the fourth quarter of 2014 of US$0.47 per A ordinary share (“A
Share”) and B ordinary share (“B Share”), an increase of US$0.02 on the equivalent US dollar dividend for the same quarter last year.
The Board expects that the first quarter 2015 interim dividend will be US$0.47, equal to the US dollar dividend for the same quarter in the previous year. The first quarter 2015 interim dividend is scheduled to be announced on April 30,
2015.

Details relating to the fourth quarter 2014 interim dividend
It is expected that cash dividends on the B Shares will be paid via the Dividend
Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share Q4 2014

RDS A Shares (US$)
 0.47
RDS B Shares (US$)
 0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.
Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on
March 6, 2015.

Per ADS Q4 2014
RDS A ADSs (US$) 0.94
RDS B ADSs (US$) 0.94

Cash dividends on American Depository Shares (“ADSs”) will be paid in US dollars.
ADS stands for an American Depositary Share. ADR stands for an American
Depositary Receipt. An ADR is a certificate that evidences ADSs.  ADSs are listed on the NYSE under the symbols RDS.A and RDS.B.  Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B.  In many cases the terms ADR and ADS are used interchangeably.

Dividend timetable for the fourth quarter 2014 interim dividend

Announcement date       January 29, 2015

Ex-dividend date RDS A ADSs and RDS B ADSs (Note 1)  February 11, 2015

Ex-dividend date RDS A and RDS B shares (Note 1)   February 12, 2015

Record date        February 13,  2015

Closing of currency election (Note 2)     February 27, 2015

Pounds sterling and euro equivalents announcement date  March 6, 2015

Payment date        March 20,  2015

Note 1
The London Stock Exchange and Euronext Amsterdam, with effect from October 6,
2014 reduced the standard settlement cycle in accordance with the Regulation of the European Parliament and of the Council on improving securities settlement in the European Union and on central securities depositories (CSDs) and amending
Directive 98/26/EC (the “CSD Regulation”). This CSD Regulation aims to harmonise
EU securities settlement cycles towards a T + 2 cycle. As a result, RDS A shares and RDS B shares traded on these markets will now settle one day quicker than the RDS A ADSs and RDS B ADSs traded in the United States. Record dates will not change. The timings of these are detailed above.

Note 2
A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland.  Please contact your broker, financial intermediary, bank or financial institution where you hold your securities account for the election deadline that applies.

Taxation cash dividends
Cash dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A
Share cash dividends may also be entitled to a non-payable dividend tax credit in the United Kingdom.
Shareholders resident in the United Kingdom, receiving cash dividends on B
Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the fourth quarter 2014 interim dividend of US$0.47 is US$0.05 per ordinary share and the dividend and tax credit together amount to US$0.52. The pounds sterling and euro equivalents will be announced on March 6, 2015.

Dividend reinvestment plan
Equiniti and ABN AMRO Bank N.V.  each have established a dividend reinvestment facility which enables RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them. The dividend reinvestment plans (the "DRIPs") are provided by ABN AMRO Bank N.V. in respect of shares held through Euroclear Nederland and by Equiniti in respect of all other shares (but not ADSs). DRIPs for the ADSs (both Class A ADSs and Class
B ADSs) traded on the NYSE are available through The Bank of New York Mellon.

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADSs)
to Equiniti. Enquiries relating to the DRIPs for ADSs (both Class A ADSs and
Class B ADSs) should be made to The Bank of New York Mellon.

Royal Dutch Shell plc
The Hague, January 29, 2015

Contacts:
- Investor Relations: International  + 31 (0) 70 377 4540;  North America +1 832
337 2034
- Media: International  +44 (0) 207 934 5550;  USA  +1 713 241 4544
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 January 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary